SE 06007947 OMMISSION 19

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 30375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bettinger & Leech Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Palisade Avenue - Suite # 21
(No. and Street)

Englewood Cliffs, New Jersey 07632
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Leech 201-569-2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blatt & Dauman, CPA's
(Name – *if individual, state last, first, middle name*)

110 Marcus Boulevard Hauppague New York 11788
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 2 1 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASH, D.C. 105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A. Leech, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bettinger & Leech Financial Corporation, as of December 31, 2005, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard A. Leech; Bettinger & Leech Profit Sharing Plan FBO R.A. Leech ;

Bettinger & Leech, Inc.

Signature

President & CEO

Title

Notary Public 3-30-06

GILBERT DOMINGUEZ
A Notary Public of New Jersey
My Commission Expires Dec. 20, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- # ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- # ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Addendum to Original Filing of 2/24/06

BETTINGER & LEECH FINANCIAL CORP.
Table of Contents
December 31, 2005

BETTINGER & LEECH FINANCIAL CORP.
Statement of Changes
In Ownership Equity

Balance, Beginning of period	$ 121,266
Net Income (Loss)	(448)
Balance, end of period	$ 120,818

Computation of Net Capital

Total ownership equity from Statement of Financial Condition	120,818
Deductions:	(9,914)
Net capital before haircuts on securities positions	110,904
Other Deductions:	(3,059)
Net Capital	107,845

There are no material differences between the calculated Net Capital Based on line items in the Financial Report and the calculated Net Capital as reported in the Focus Report, Part II's, of even dates.